RECEIVED

2004 AUG -3 A 6:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR, nr
21 July 2004

04035894

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

Enclosures

dlw 8/3

THOMSON FINANCIAL

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, <u>on a timely basis</u>, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

The Share Shareholders' structure

76.1 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 440,000 shareholders are recorded in Lufthansa's shareholders' register. 43.3 per cent of Lufthansa's share capital is held by private stock owners, 56.7 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 76.1 per cent of Lufthansa share capital at 30 June 2004. Second with 7.8 per cent were shareholders from the UK followed by US investors with 4.8 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure

Free float	91.40 %
GENUJO Achte Beteiligungs GmbH	8.60 %

Shareholder structure by nationality

Germany	76.13 %
Great Britain	7.75 %
USA	4.79 %
Belgium	2.76 %
Luxembourg	2.66 %
Switzerland	2.25 %
Other (144 countries)	3.66 %



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Investor Info
June 2004
including traffic figures

Change in capacity utilisation in June compared with previous year


80
75
% 70
65
60
2004
2003
PassengerLF
CargoLF
GroupLF

Please note:
The **next Investor Info** with the traffic figures for July 2004 will be published on 10 August 2004.

The **2nd Interim Report** with the January-June 2004 results will be published on 12 August, and will be available for downloading from 8.30 hours (CET).

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 696-90997, Fax -90990
E- Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com
9 July 2004

Double-digit growth continues in June
Last month the Lufthansa Group airlines again recorded double-digit growth in traffic. In June, passenger numbers increased by 15.2 per cent to over 4.5 million. Sales rose by 18.8 per cent, and almost kept pace with the 19.6 per cent increase in capacity. At 75.1 per cent, the passenger load factor was only slightly below the prior-year level (- 0.5 pp). In the Asia/Pacific region, Lufthansa raised capacity by 51.0 per cent, half of which was allocated to new routes operated by larger aircraft. However, the increase was not fully reflected in ticket sales, which rose by 45.2 per cent, causing the passenger load factor to fall by 3 percentage points to 76.8 per cent. Capacity utilisation in the Americas (81.4%) and Middle East/Africa (69.4%) both improved by 1 percent-age point. On intercontinental routes as a whole, Lufthansa succeeded in boosting sales by 21.2 per cent. On European routes, Lufthansa raised capacity by 15.0 per cent due to the new services to Eastern Europe and increased flight operations from Munich. Although sales improved year-on-year by 12.6 per cent, the passenger load factor slipped 1.4 percentage points to 66.6 per cent.
Lufthansa Cargo also continued its upward trend in June. The volume of cargo transported climbed by 10.0 per cent to 143,000 tonnes. Production grew by 13.3 per cent, and sales by 14.8 per cent. The cargo load factor inched up to 65.3 per cent, representing a year-on-year increase of 0.8 percentage points.
The overall performance of the Group's airlines (passenger and cargo) was as follows: capacity increased by 17.5 per cent and sales by 17.1 per cent. At 70.4 per cent, the Group's overall load factor was only marginally below the prior-year level (- 0.2 pp).

Stefan Lauer appointed for a further five years
On 15 June, the Lufthansa Supervisory Board re-appointed the Executive Board member Stefan Lauer (49) for a further five years until 30 April 2010. Lauer is Chief Executive Aviation Services and Human Resources and concurrently holds the post of Labour Director of Deutsche Lufthansa AG.

Broadband airborne Internet now also on flights to Asia
Lufthansa services to and from Asia entered the Internet age on 21 June. Passengers can now surf the Internet, send and receive e-mails with attachments or access their company's Intranet. Lufthansa FlyNet began routine operation on the Munich-Los Angeles route on 17 May.

Lufthansa Cargo receives C-TPAT certification
Lufthansa Cargo is Europe's first cargo carrier to be C-TPAT certified by the US Customs and Border Protection Agency. C-TPAT (Customs-Trade Partnership Against Terrorism) requires uniformly high security standards along the entire transport chain. This ensures speedier and smoother processing of cargo transports entering the United States.

Postscript: 51st Annual General Meeting
About 4,000 shareholders and guests – representing 34.24 per cent of the share capital attended the 51st Lufthansa Annual General Meeting on 16 June in Cologne. The AGM approved an extension of the authorisation to buy own shares until 15 December 2005 as well as the creation of new authorised capital B (up to €25 million) for employee shares (the authorisation is now valid until 15 June 2009). For more details, visit www.lufthansa-financials.com.

Traffic figures June 2004

Lufthansa Passenger Business Group*	June 2004	Yoy (%)	Cumulative	Yoy (%)
Passengers in 1,000	4,538	+ 15.2	24,651	+ 11.9
Available seat-kilometers (mio)	12,322	+ 19.6	68,227	+ 14.0
Revenue pax-kilometers (mio)	9,258	+ 18.8	50,077	+ 16.8
Passenger load-factor (%)	75.1	- 0.5P	73.4	+ 1.7P
Number of Flights	53,567	+ 26.4	305,190	+ 16.5
Lufthansa Cargo AG	**June 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	143	+ 10.0	840	+ 9.5
Available Cargo tonne-km (mio)	1,016	+ 13.3	5,716	+ 8.1
Revenue Cargo tonne-km (mio)	664	+ 14.8	3,814	+ 11.2
Cargo load-factor (%)	65.3	+ 0.8P	66.7	+ 1.9P
Number of Flights	2,053	+ 11.0	11,762	+ 1.8
Lufthansa Group	**June 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,267	+ 17.5	12,547	+ 11.2
Revenue tonne-km (mio)	1,596	+ 17.1	8,859	+ 14.3
Overall load factor (%)	70.4	- 0.2P	70.6	+ 1.9P
Number of Flights	55,620	+ 25.7	316,952	+ 15.9
Traffic regions Europe (incl. Germany)	**June 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	3,515	+ 14.2	19,194	+ 9.9
Available seat-kilometers (mio)	3,609	+ 15.0	20,506	+ 6.6
Revenue pax-kilometers (mio)	2,404	+ 12.6	12,881	+ 9.5
Passenger load-factor (%)	66.6	- 1.4P	62.8	+ 1.6P
Cargo/mail in 1,000 tonnes	63	+ 12.2	368	+ 10.7
Available Cargo tonne-km (mio)	116	+ 27.6	628	+ 10.7
Revenue Cargo tonne-km (mio)	44	+ 18.4	258	+ 18.7
Cargo load-factor (%)	37.9	- 2.9P	41.0	+ 2.8P
America (North and South)	**June 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	579	+ 10.4	2,861	+ 15.1
Available seat-kilometers (mio)	4,862	+ 10.7	25,623	+ 14.2
Revenue pax-kilometers (mio)	3,959	+ 12.1	20,316	+ 16.1
Passenger load-factor (%)	81.4	+ 1.0P	79.3	+ 1.3P
Cargo/mail in 1,000 tonnes	35	+ 8.5	207	+ 6.8
Available Cargo tonne-km (mio)	391	+ 14.0	2,071	+ 8.1
Revenue Cargo tonne-km (mio)	258	+ 16.8	1,422	+ 8.9
Cargo load-factor (%)	65.9	+ 1.6P	68.7	+ 0.5P
Asia/Pacific	**June 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	300	+ 46.0	1,696	+ 26.5
Available seat-kilometers (mio)	3,006	+ 51.0	16,825	+ 24.2
Revenue pax-kilometers (mio)	2,308	+ 45.2	13,066	+ 26.0
Passenger load-factor (%)	76.8	- 3.0P	77.7	+ 1.1P
Cargo/mail in 1,000 tonnes	36	+ 7.4	212	+ 8.2
Available Cargo tonne-km (mio)	440	+ 11.0	2,583	+ 7.7
Revenue Cargo tonne-km (mio)	319	+ 12.7	1,865	+ 11.5
Cargo load-factor (%)	72.5	+ 1.1P	72.2	+ 2.5P
Middle East and Africa	**June 2004**	**Yoy (%)**	**Cumulative**	**Yoy (%)**
Passengers in 1,000	142	+ 14.7	889	+ 22.6
Available seat-kilometers (mio)	842	+ 9.7	5,256	+ 14.4
Revenue pax-kilometers (mio)	585	+ 11.4	3,804	+ 17.5
Passenger load-factor (%)	69.4	+ 1.0P	72.4	+ 1.9P
Cargo/mail in 1,000 tonnes	9	+ 12.2	53	+ 18.6
Available Cargo tonne-km (mio)	69	+ 4.3	434	+ 6.5
Revenue Cargo tonne-km (mio)	43	+ 15.1	269	+ 15.1
Cargo load-factor (%)	62.1	+ 5.8P	62.0	+ 4.6P

*Deutsche Lufthansa AG + Lufthansa Regional

9 July 2004-2

▸ Lufthansa continues upward trend

More passengers and cargo - load factors further improved

Lufthansa continued on its upward course in the second quarter of 2004. In the first six months of the year the Lufthansa Group airlines carried more passengers, transported a higher volume of cargo and achieved better capacity utilisation in all traffic regions than in the comparable period last year.

From January to June 2004, the Group airlines flew 24.7 million passengers - 11.9 per cent more than in the first half of 2003. The 14 per cent increase in available capacity was outpaced by the growth in sales, which climbed by 16.8 per cent. As a result, capacity utilisation rose 1.7 percentage points to 73.4 per cent.

The recovery in the cargo business segment also continued. In the first half of the year, Lufthansa Cargo transported about 840,000 tonnes of freight and mail, representing a year-on-year increase of 9.5 per cent. At 66.7 per cent, the cargo load factor surpassed the prior-year figure by 1.9 percentage points.

From January to June 2004, the Lufthansa Group raised its overall load factor (passenger and cargo business) by 1.9 percentage points to 70.6 per cent.

	Jan.-June 2004	Jan.-June 2003	Year-on-Year change in %
Passengers (1,000s)	24,651	22,034	+11.9
Available seat-kilometres (mill)	68,227	59,843	+14.0
Revenue pax-kilometres (mill)	50,077	42,889	+16.8
Passenger load factor in per cent	73.4	71.7	+1.7 pp
Freight/mail in 1,000 tonnes	840	767	+9.5
Cargo load factor	66.7	64.8	+1.9 pp
Available cargo tonne-kilometres (mill)	12,547	11,282	+11.2
Revenue cargo tonne-kilometres (mill)	8,859	7,750	+14.3
Overall load factor in per cent	70.6	68.7	+1.9 pp
Number of flights	316,952	273,440	+15.9

The Lufthansa Group will publish its financial result for the first half year 2004 on 12 August 2004. On that date it will be available for downloading from the Internet at www.lufthansa-financials.com in German and English.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 / 696 - 2999
Fax +49 69 / 696 - 6818
http://media.lufthansa.com

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12 August 2004

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25 May 2005

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▹ www.lufthansa.de

14 July 2004

Lufthansa

Lufthansa fills key positions with experienced top managers from within the Group

Hands-on executives from the company's own ranks assume senior positions in business segments

Lufthansa is filling key positions in the Lufthansa Group's business segments with successful top managers from its own ranks. Chairman and CEO Wolfgang Mayrhuber and the boards of the Group companies are pinning their hopes on experienced, hands-on executives with inside knowledge of the company who have demonstrated their expertise in operational functions within the Lufthansa Group.

The Managing Committee of the Supervisory Board of LSG Lufthansa Service Holding AG has decided to propose to the LSG Supervisory Board the appointment of Walter Gehl and Thomas Nagel to the LSG Executive Board.

Walter Gehl (51), hitherto Executive Vice President Services and Human Resources, Lufthansa German Airlines, will become the new Chief Financial Officer of LSG Lufthansa Service Holding AG, effective 1 October. Gehl will simultaneously be responsible for the IT infrastructure of the LSG group. A graduate in business administration, he joined Lufthansa in 1981. In the following years he headed various finance and accounting departments before being appointed to the Executive of Lufthansa Cargo AG with responsibility for finance and human resources. In his new function as Chief Financial Officer of LSG, Walter Gehl will succeed Patrick W. Tolbert, who has asked the LSG Supervisory Board to relieve him of his duties. The Supervisory Board and the Executive Board thanked Tolbert for his service on the Executive Board.

With the appointment of Thomas Nagel (54), another experienced Lufthansa manager will move up to the top management level of LSG Lufthansa Service Holding AG. Nagel is also due to take up his new appointment on 1 October, initially as a deputy member of the LSG Executive Board. After a transitional period, he will assume responsibility for global operations. Ulrich Bröscher will then take retirement, as planned, his appointment to the Executive Board having been extended for a second time. A qualified lawyer, Nagel began his career at Lufthansa in 1977. As a Senior Vice President, Thomas Nagel is currently concerned with hub issues at Munich Airport. The expansion of the airport into a Lufthansa hub as well as the construction and successful inauguration of the new, state-of-the-art terminal were part of the operational remit of Thomas Nagel, who as station manager at Munich is also Executive Vice President of the Terminal 2 Management Company Munich Airport.

Carsten Spohr (37) will succeed Walter Gehl as Executive Vice President Services and Human Resources, Lufthansa German Airlines. Spohr, a graduate in industrial engineering and a qualified pilot, joined Lufthansa in 1991. He has held various positions in the company, including head of Central Personnel Marketing, personal assistant to the Executive Board and head of Regional Partner Management. In 2000 Spohr assumed responsibility for Alliances as Vice President, and in 2003 also for Strategy and Holdings at Lufthansa German Airlines. In this function he had considerable influence on the further development of the Star Alliance and Lufthansa's regional traffic. Carsten Spohr belongs to the circle of pilots with management responsibilities and is a Senior First Officer on the modern long-range Airbus A340-600 jet.

The Managing Committee of the Supervisory Board of the Lufthansa Systems group has decided to propose an extension of the appointment of Dr. Peter Franke as the Chairman of the Executive Board of Lufthansa Systems until 31 March 2005. Dr. Franke will then take retirement. The Supervisory Board will select his successor by the end of the year.

Deutsche Lufthansa AG
Corporate Communications
Klaus Walther / Christine Ritz
Tel +49 69 696–2999 /–51014
Fax +49 69 696 – 95428
http://media.lufthansa.com

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12 August 2004

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Flug- und Serviceportal

www.lufthansa.de

25 June 2004

Lufthansa

► Lufthansa Cargo receives C-TPAT certification

Cargo carrier as partner in security for air traffic / Faster transport to USA

Lufthansa Cargo is the first European cargo carrier to be C-TPAT certified ("Customs-Trade Partnership Against Terrorism") by the U.S. Customs and Border Protection Agency. Companies participating in the C-TPAT government-industry programme commit themselves to eliminating wherever possible security threats in international trade.

"C-TPAT certification not only substantiates our ongoing efforts to enhance security in the international airfreight business," said Lufthansa Cargo CEO and Chairman Jean-Peter Jansen. "It also helps us ease and speed up customers" cargo shipments into the USA."

C-TPAT certification requires uniformly high security standards along the entire transport chain. Besides air and sea carriers, the C-TPAT programme membership base includes producers, forwarders and trading companies. In order to be C-TPAT certified, each company must demonstrate that high security standards are in place in all its processes, including any steps before and after transportation.

Companies signatory to the partnership agreement undertake to guarantee security along the entire supply chain right through to delivery to the consignee in the USA. Their security procedures must include self-assessment tests and ensure strict adherence to all US guidelines; participants must enhance their security processes, particularly with regard to protecting buildings against unlawful entry and prohibiting unauthorised access to their facilties. Screening of company staff and ongoing security training is also part of the programme.

Participation in the C-TPAT programme is a highly expensive exercise. But in return, participating companies can reckon with expedited processing of their cargo into the USA and fewer shipment inspections. US Customs will also keep participants updated with the latest information and programmes on staff training. Since the C-TPAT programme was originally restricted to American firms, Lufthansa Cargo has set a new landmark by becoming the first European to successfully complete voluntary certification.

"Lufthansa Cargo adheres to the highest security standards not just for transports to the USA but in its entire global network," emphasised the cargo carrier"s security officer ", Harald Zielinski, "We are near to completing implementation of our new security concept at our major airfreight hub in Frankfurt. That is taking us a major step forward towards our goal of offering the tightest security norms in the transport of airfreight. Ultimately, aside from other advantages, that will also benefit our staff and our customers."

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: +49 69-696-91123
Fax: +49 69-696-91185
nils.haupt@dlh.de
www.lufthansa-cargo.com

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► Back to overview

Investor Infos

Next Issue
10 August 2004

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2nd Interim Report 2004
12 August 2004

Annual General Meeting

Next AGM
25 May 2005

Here you will find...

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- Annual Report 2003

Additional information

- Quotes
- The Share